Exhibit 99.1

INDUSTRIAS BACHOCO ANNOUNCES FOURTH QUARTER
2020 RESULTS AND FULL YEAR 2020 RESULTS

Celaya, Guanajuato, Mexico – February 3rd, 2021

Industrias Bachoco, S.A.B. de C.V., “Bachoco” or “the Company”, (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the fourth quarter (“4Q20”) and full year (“2020”) ending on December 31st, 2020. All figures have been prepared in accordance with International Financial Reporting Standard (“IFRS”) and are presented in nominal million Mexican Pesos (“$”).

HIGHLIGHTS 2020

•	Net sales increased 21.1% in 4Q20 and increased 11.6% in year 2020 vs equivalent periods of 2019.

•	EBITDA margin was 13.4% for 4Q20 and 8.2% for the whole year.

•	Earnings per basic and diluted share totaled $1.22 for 4Q20 and $6.12 for the year.

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated: “2020 was an historically challenging year. We faced unprecedent conditions that tested our capabilities for adapting fast to new market conditions while being efficient. Despite the uncertainty that brought this year, our solid financial structure and our operating discipline allowed us to end 2020 with positive results in terms of profitability while attending all our markets.

During the last quarter of 2020, we observed some adjustments in demand as a result of remaining lockdown conditions, in some sectors. However, we consider that the industry was as well in line with that reading, allowing a good balance between supply and demand which resulted in competitive prices for this time frame.

On the other hand, in the U.S., we kept observing challenging conditions that continued to negative affect commodity prices particularly on white meat and leg quarters.

As a result of the aforementioned conditions, we reported an increase in total sales of 21.1% in 4Q20 when compared to 4Q19. For the full year, we reached an increase of 11.6% vs 2019. This was a result of higher prices in our main business lines as well as more volume sold in our Others segment.

Regarding cost of sales, during 4Q20 we started to observe some of the negative effects of the increase in grain and soybean meal prices. However, efficiencies in our productive processes allowed us to partially offset some of that increase.

In terms of volume sold, our Others segment, particularly swine, reached an important increase for the quarter when compared to the same period of 2019 driven by the integration of SASA.

Our EBITDA was $2,451.3 million which is $1,940.2 million higher than the EBITDA of the same quarter of 2019. For the fourth quarter, our EBITDA margin was 13.4% and our earnings per basic and diluted share was $1.22.

For the full year of 2020, we continued delivering positive results. We increased total sales by 11.6%, with an EBITDA margin of 8.2% and earnings per share of $6.12.

Our financial structure remained solid and allowed us to keep with our growth plans even under the uncertain conditions observed in 2020. Our CAPEX for the year was $2,305.9 million which is 11.4% higher than the amount invested in 2019. This with a net cash position of $16,529.9 million.

Particularly under this difficult time that the world is facing, we continue to be very focused on safely serving our markets and customers as we are aware that we play an important role in the nourishment of our consumers as well as in the family’s economy of our collaborators."

EXECUTIVE SUMMARY

The following financial information is expressed in millions of nominal pesos, except for amounts per share or per ADR, with comparative figures for the same period in 2020.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	4Q20	4Q19	Change
	$	$	$	%
Net Sales	18,328.6	15,134.6	3,193.9	21.1
Net sales in Mexico	13,780.5	10,908.1	2,872.4	26.3
Net sales in the U.S.	4,548.0	4,226.5	321.6	7.6

NET SALES BY SEGMENT
In millions of pesos	4Q20	4Q19	Change
	$	$	$	%
Net Sales	18,328.6	15,134.6	3,193.9	21.1
Poultry	16,173.4	13,661.2	2,512.2	18.4
Other	2,155.2	1,473.4	681.8	46.3

NET VOLUME SOLD BY SEGMENT

In tons			Change
	4Q20	4Q19	Volume	%
Total sales volume:	585,064.0	575,274.6	9,789.3	1.7
Poultry	447,604.7	452,487.2	(4,882.6)	(1.1)
Others	137,459.3	122,787.4	14,671.9	11.9

The Company’s 4Q20 net sales totaled $18,328.6 million; $3,193.9 million or 21.1% more than $15,134.6 million reported in 4Q19. The increase is a result of higher prices in our main business lines and higher volume sold in Others.

In 4Q20, sales of our U.S. operations represented 24.8% of our total sales compared to 27.9% in 4Q19.

GROSS PROFIT
In millions of pesos	4Q20	4Q19	Change
	$	$	$	%
Cost of sales	14,472.3	13,170.6	1,301.6	9.9
Gross profit	3,856.3	1,964.0	1,892.3	96.3
Gross margin	21.0%	13.0%	-	-

In 4Q20, cost of sales was $14,472.3 million; $1,301.6 million or 9.9% higher than $13,170.6 million reported in 4Q19. This increase was mainly due to higher unit cost in our main business lines as we start to observe some of the effects of the increase in prices of our main raw materials.

The Company´s gross profit in 4Q20 was $3,856.3 million, higher than the gross profit of $1,964.0 million in 4Q19, with a gross margin of 21.0% for 4Q20 vs 13.0% in 4Q19.

Selling, general and administrative expenses (“SG&A”)

In millions of pesos	4Q20	4Q19	Change
	$	$	$	%
Total SG&A	1,617.8	1,701.7	(83.9)	(4.9)

Total SG&A expenses in 4Q20 were $1,617.8 million; $83.9 million lower than the $1,701.7 million reported in 4Q19. Total SG&A expenses as a percentage of net sales represented 8.8% in 4Q20 and 11.2% in 4Q19.

other income (expense), net
In millions of pesos	4Q20	4Q19	Change
	$	$	$	%
Other income (expense), net	(128.0)	(74.4)	(53.6)	72.1

This item mainly includes the sale of unused assets as well as hens and other by-products. We record such sales as expenses when the sale price is below the book value of those assets.

In 4Q20, we recorded other expenses of $128.0 million, compared with other expenses of $74.4 million reported in 4Q19.

OPERATING INCOME
In millions of pesos	4Q20	4Q19	Change
	$	$	$	%
Operating income	2,110.5	188.0	1,922.5	1,022.9
Operating margin	11.5%	1.2%	-	-

Operating income in 4Q20 totaled $2,110.5 million; $1,922.5 million higher than the Operating income of $188.0 million reported in 4Q19. This represents an operating margin of 11.5% for 4Q20, versus 1.2% operating margin in the same period of 2019. The increase in operating income is mainly attributed to higher prices in our main business lines, and higher volume sold in our Others segment.

NET FINANCIAL INCOME
In millions of pesos	4Q20	4Q19	Change
	$	$	$	%
Net Financial Income	(1,168.2)	(192.0)	(976.1)	508.4
Financial Income	(1,105.1)	(93.3)	(1,011.8)	1,084.9
Financial Expense	63.1	98.8	(35.7)	(36.2)

In 4Q20, the Company reported net financial loss $1,168.2 million, compared to a financial loss of $192 million reported in the same period of 2019. The result was mainly attributed to higher exchange rate loss due to the appreciation of the Mexican peso vs the U.S. dollar.

TAXES FOR THE PERIOD
In millions of pesos	4Q20	4Q19	Change
	$	$	$	%
Total Taxes	222.0	(153.8)	375.9	(244.3)
Income tax	479.6	314.5	165.1	52.5
Deferred income tax	(257.6)	(468.3)	210.8	(45.0)

Total taxes for the 4Q20 were $222.0 million favorable, compared with negative total taxes of $153.8 million of the same period of 2019. This is attributed to higher operating income in 4Q20.

NET INCOME
In millions of pesos	4Q20	4Q19	Change
	$	$	$	%
Net income	720.3	149.8	570.5	380.9
Net margin	3.9%	1.0%	-	-
Basic and diluted earnings per share[1]	1.22	0.24	1.0	n/a
Basic and diluted earnings per ADR[2]	14.61	2.91	11.7	n/a
Weighted average Shares outstanding[3]	599,820	599,967	-	-

1 In pesos

2 in pesos, one ADR equals to twelve shares

3 In thousands of shares

The net income for 4Q20 was $720.3 million, representing $1.22 pesos of earnings per share, compared with a net income of $149.8 million, which represented a $0.24 pesos of earnings per share in 4Q19. This increase is mainly attributed to higher operating results. Net margin in 4Q20 was 3.9% compared to 1.0% reported in 4Q19.

EBITDA
In millions of pesos	4Q20	4Q19	Change
	$	$	$	%
Net income	730.2	145.5	584.7	402.0
Income tax expense (benefit)	222.0	(153.8)	375.9	(244.3)
Result in associates	(9.9)	4.3	(14.2)	(330.8)
Net finance (income) expense	1,168.2	192.0	976.1	508.4
Depreciation and amortization	340.8	323.1	17.7	5.5
EBITDA	2,451.3	511.1	1,940.2	379.6
EBITDA Margin (%)	13.4%	3.4%	-	-
Net revenues	18,328.6	15,134.6	3,193.9	21.1

EBITDA in 4Q20 reached $2,451.3 million representing an EBITDA margin of 13.4%, compared to an EBITDA of $511.1 million in 4Q19, with an EBITDA margin of 3.4%.

ACCUMULATED RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	2020	2019	Change
	$	$	$	%
Net Sales	68,791.3	61,655.2	7,136.0	11.6
Net sales in Mexico	49,302.4	44,723.5	4,578.9	10.2
Net sales in the U.S.	19,488.8	16,931.7	2,557.1	15.1

NET SALES BY SEGMENT
In millions of pesos	2020	2019	Change
	$	$	$	%
Net Sales	68,791.3	61,655.2	7,136.0	11.6
Poultry	61,359.1	55,653.0	5,706.1	10.3
Other	7,432.1	6,002.2	1,429.9	23.8

NET VOLUME SOLD BY SEGMENT

In metric tons			Change
	2020	2019	Volume	%
Total sales volume:	2,296,229	2,254,819	41,410	1.84
Poultry	1,772,528	1,739,448	33,081	1.9
Others	523,700	515,371	8,329	1.62

In 2020, net sales totaled $68,791.3 million; $7,136.0 million or 11.6% more than the $61,655.2 million reported in the same period of 2019.

In 2020, sales of our U.S. operations represented 28.3% of our total sales, compared with 27.5% in 2019.

OPERATING RESULTS
In millions of pesos	2020	2019	Change
	$	$	$	%
Cost of Sales	57,711.7	51,557.4	6,154.3	11.9
Gross Profit	11,079.6	10,097.9	981.7	9.7
Total SG&A	6,376.3	6,116.6	259.7	4.2
Other Income (expense)	(439.2)	(4.7)	(434.5)	9,176.3
Operating Income	4,264.1	3,976.5	287.5	7.2
Net Financial Income	868.6	381.3	487.4	127.8
Income Tax	1,430.3	1,125.0	305.4	27.1
Net Income	3,702.4	3,232.8	469.5	14.5

In the 2020, the cost of sales totaled $57,711.7 million; $6,154.3 million or 11.9% higher than $51,557.4 million reported in the 2019.

As a result, we reached a gross profit of $11,079.6 million and a gross margin of 16.1% in 2020, when compare to $10,097.9 million of gross profit and a gross margin of 16.4% reached in the same period of 2019.

Total SG&A in 2020 were $6,376.3 million; $259.7 million or 4.2% higher than the $6,116.6 million reported in 2019. In 2020 total SG&A expenses as a percentage of net sales represented 9.3% in 2020 and 9.9% in 2019.

In 2020 we had other expenses of $439.2 million, compared with other expenses of $4.7 million reported in 2019. The main variance was related to COVID expenses during 2020.

The operating income in 2020 was $4,264.1 million, which represents an operating margin of 6.2%, an increase from an operating income of $3,976.5 million with an operating margin of 6.4% in 2019.

The net financial income in 2020 was $868.6 million higher when compared to a net financial income of $381.3 million in 2019.

Total taxes were $1,430.3 million as of December 31st, 2020. These taxes include $1,097.0 million of income tax and $333.3 million of deferred income taxes. This figure compares to total taxes of $1,125.0 million in 2019.

All the above resulted in a net income of $3,702.4 million or 5.4% of net margin in 2020, which represents $6.12 pesos of earnings per share; while in the 2019 the net income totaled $3,232.8 million, 5.2% of net margin and $5.37 pesos of net income per share.

EBITDA
In millions of pesos	2020	2019	Change
	$	$	$	%
Net controlling interest profit	3,672.1	3,219.9	452.1	14.0
Income tax expense (benefit)	1,430.3	1,125.0	305.4	27.1
Result in associates	30.3	12.9	17.4	134.9
Net finance (income) expense	(868.6)	(381.3)	(487.4)	127.8
Depreciation and amortization	1,382.4	1,286.4	95.9	7.5
EBITDA	5,646.4	5,263.0	383.5	7.3
EBITDA Margin (%)	8.2%	8.5%	-	-
Net revenues	68,791.3	61,655.2	7,136.0	11.6

EBITDA in 2020 reached $5,646.4 million, representing an EBITDA margin of 8.2%, compared to an EBITDA of $5,263.0 million in 2019, with an EBITDA margin of 8.5%.

BALANCE SHEET

BALANCE SHEET DATA
In millions of pesos	Dec. 31, 2020	Dec. 31, 2019	Change
	$	$	$	%
TOTAL ASSETS	58,011.2	55,702.5	2,308.7	4.1
Cash and cash equivalents	19,047.9	19,182.9	(135.0)	(0.7)
Accounts receivable	4,342.3	3,880.8	461.5	11.9
TOTAL LIABILITIES	14,381.9	15,442.2	(1,060.3)	(6.9)
Accounts payable	4,769.3	5,235.5	(466.2)	(8.9)
Short-term debt	1,057.6	3,440.4	(2,382.8)	(69.3)
Long-term debt	1,460.4	1,488.2	(27.8)	(1.9)
TOTAL STOCKHOLDERS’ EQUITY	43,629.3	40,260.3	3,369.0	8.4
Capital stock	1,174.3	1,174.3	(0.0)	(0.0)

Cash and equivalents as of December 31st, 2020 totaled $19,047.9 million vs $19,182.9 million as of December 31st, 2019.

Total debt as of December 31st, 2020 was $2,518.0 million, compared to $4,928.6 million reported as of December 31st, 2019.

Net cash as of December 31st, 2020 was $16,529.9 million, compared to net cash of $14,254.3 million as of December 31st, 2019.

CAPITAL EXPENDITURES
In millions of pesos	2020	2019	Change
	$	$	$	%
Capital Expenditures	2,305.9	2,069.3	236.6	11.4

Total CAPEX for 2020 was $2,305.9 million vs $2,069.3 million in 2019, mainly allocated toward organic growth and productivity projects across all of our facilities.

STOCK INFORMATION

As of December 31, 2020
Total Shares	600,000,000
Total free float	26.75%
Market cap (millions of pesos)	$44,910

Source: Yahoo Finances

SHARE PRICE

SHARE PRICE

	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADR
Month	High	Low	Close	High	Low	Close
December	75.48	71.41	74.85	45.28	42.52	45.16
November	70.44	64.55	70.06	41.55	36.23	41.53
October	70.79	66.42	66.42	39.92	37.31	37.31
September	70.10	68.00	70.03	39.75	36.16	38.29
August	70.38	65.56	68.43	37.85	34.73	37.55
July	69.06	63.91	66.18	37.21	34.20	35.87
June	69.75	65.32	67.08	39.01	34.70	35.17
May	69.93	66.18	67.87	36.94	32.85	36.64
April	69.93	60.81	69.93	35.09	29.80	34.88
March	71.07	58.76	67.48	44.14	28.67	34.00
February	75.83	68.57	71.07	48.87	42.67	43.04
January	82.40	75.01	75.82	52.70	47.78	48.34

ANALYST COVERAGE

Institution	Analyst name	E-mail
ACTINVER	Enrique Mendoza Farias	emendoza@actinver.com.mx
BBVA BANCOMER	Pablo Abraham Peregrina	pablo.abraham@bbva.com
GBM	Miguel Tortolero	matortolero@gbm.com.mx
INTERCAM	Richard Horbach Martinez	rhorbach@intercam.com.mx
INVEX	Giselle Mojica	gmojica@invex.com
JP MORGAN	Ulises Argote	ulises.argote@jpmorgan.com
SANTANDER	Hector Maya López	hmmaya@santander.com.mx

APPENDICES

For reference, some figures have been translated into millions of U.S. dollars (“USD”) using an exchange rate of $19.95 per USD $1.0, which corresponds to the rate at the close of December 31st, 2020 according to Mexico’s National Bank.

•	Consolidated Statement of Financial Position

•	Consolidated Statement of Income

•	Consolidated Statement of Cash Flows

•	Derivatives Position Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

-Unaudited-

	In U.S. Dollar	December 31,	December 31,
In million pesos	2020	2020	2019*
TOTAL ASSETS	$2,907.8	58,011.2	55,702.5

Total current assets	1,622.7	32,372.6	31,097.2
Cash and cash equivalents	954.8	19,047.9	19,182.9
Total accounts receivable	217.7	4,342.3	3,880.8
Inventories	386.1	7,703.6	6,753.4
Other current assets	64.1	1,278.8	1,280.1

Total non current assets	1,285.1	25,638.6	24,605.2
Net property, plant and equipment	978.3	19,516.8	18,556.6
Other non current Assets	306.9	6,121.8	6,048.6

TOTAL LIABILITIES	$720.9	14,381.9	15,442.2

Total current liabilities	401.0	7,999.0	8,908.1
Notes payable to banks	53.0	1,057.6	3,440.4
Accounts payable	239.1	4,769.3	5,235.5
Other taxes payable and other accruals	108.9	2,172.2	232.2

Total long-term liabilities	319.9	6,382.9	6,534.0
Long-term debt	73.2	1,460.4	1,488.2
Other non current liabilities	45.0	897.7	1,141.3
Deferred income taxes	201.7	4,024.7	3,904.5

TOTAL STOCKHOLDERS' EQUITY	$2,186.9	43,629.3	40,260.3

Capital stock	58.9	1,174.3	1,174.3
Commission in shares issued	20.7	413.4	414.5
Retained earnings	2,046.6	40,828.8	37,732.9
Others accounts	46.5	928.5	858.2
Non controlling interest	14.3	284.3	80.4

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,907.8	58,011.2	55,702.5

*Audited

CONSOLIDATED STATEMENT OF INCOME

Fourth Quarter Results, ended December 31st:

-Unaudited-

	U.S. Dollar
In millions pesos	2020	2020	2019*
Net sales	$918.7	18,328.6	15,134.6
Cost of sales	725.4	14,472.3	13,170.6
Gross profit	193.3	3,856.3	1,964.0
SG&A	81.1	1,617.8	1,701.7
Other income (expenses), net	(6.4)	(128.0)	(74.4)
Operating income	105.8	2,110.5	188.0
Net finance income	(58.6)	(1,168.2)	-192.0
Income tax	11.1	222.0	(153.8)
Net Income	$36.1	720.3	149.8

Non-controlling interest	(0.50)	(9.9)	4.3
Net controlling interest profit	36.60	730.2	145.5
Basic and diluted earnings per share	0.06	1.22	0.24
Basic and diluted earnings per ADR	0.73	14.6	2.91
Weighted average Shares outstanding1	599,820	599,820	599,967

EBITDA Result	$122.9	2,451.3	511.1

Gross margin	21.0%	21.0%	13.0%
Operating margin	11.5%	11.5%	1.2%
Net margin	4.0%	3.9%	1.0%
EBITDA margin	13.4%	13.4%	3.4%

1 In thousands

* Audited

CONSOLIDATED STATEMENT OF INCOME

Annual Results

-Unaudited-

	U.S. Dollar
In millions pesos	2020	2020	2019*
Net sales	$3,448.2	68,791.3	61,655.2
Cost of sales	2,892.8	57,711.7	51,557.4
Gross profit	555.4	11,079.6	10,097.9
Selling, general and administrative expenses	319.6	6,376.3	6,116.6
Other income (expenses), net	(22.0)	(439.2)	(4.7)
Operating income	213.7	4,264.1	3,976.5
Net finance income	43.5	868.6	381.3
Income tax	71.7	1,430.3	1,125.0
Net income	$185.6	3,702.4	3,232.8

Non-controlling interest	1.5	30.30	12.9
Net controlling interest profit	184.1	3,672.1	3,219.9
Basic and diluted earnings per share	0.31	6.12	5.37
Basic and diluted earnings per ADR	3.68	73.5	64.40
Weighted average Shares outstanding1	599,818	599,818	599,972

EBITDA Result	$283.0	5,646.4	5,263.0

Gross margin	16.1%	16.1%	16.4%
Operating margin	6.2%	6.2%	6.4%
Net margin	5.3%	5.4%	5.2%
EBITDA margin	8.2%	8.2%	8.5%

1 In thousands

* Audited

CONSOLIDATED STATEMENT OF CASH FLOWS

In million of pesos

-Unaudited-

	U.S. Dollar	December 31,
	2020	2020	2019*
NET MAJORITY INCOME BEFORE INCOME TAX	$257.3	5,132.7	4,357.8

ITEMS RELATING TO INVESTING ACTIVITIES:	67.7	1,350.5	915.5
Depreciation and others	87.3	1,741.4	1,589.2
Income (loss) on sale of plant and equipment	0.5	9.9	(85.9)
Other Items	(20.1)	(400.9)	(587.8)

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	325.0	6,483.2	5,273.3
CASH GENERATED OR USED IN THE OPERATION:	(59.9)	(1,194.7)	(2,046.0)
Decrease (increase) in accounts receivable	5.3	105.3	(637.2)
Decrease (increase) in inventories	(43.7)	(871.7)	(133.6)
Increase (decrease) in accounts payable	7.3	145.4	(157.4)
Other Items	(28.8)	(573.7)	(1,117.9)

NET CASH FLOW FROM OPERATING ACTIVITIES	265.1	5,288.4	3,227.3

NET CASH FLOW FROM INVESTING ACTIVITIES	(90.2)	(1,798.9)	(938.6)
Acquisition of property, plant and equipment	(115.6)	(2,305.9)	(2,199.6)
Proceeds from sales of property plant and equipment	7.4	147.6	197.1
Other Items	18.0	359.5	1,063.9

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	174.9	3,489.6	2,288.7

Net cash provided by financing activities:	(171.0)	(3,412.3)	(1,575.8)
Proceeds from loans	202.0	4,030.7	4,839.0
Principal payments on loans	(322.0)	(6,423.5)	(4,808.2)
Dividends paid	(39.7)	(791.7)	(840.0)
Other items	(11.4)	(227.8)	(766.6)
Net increase (decrease) in cash and equivalents	3.9	77.3	712.9

Cash and investments at the beginning of year	$960.6	19,164.8	18,451.9
CASH AND INVESTMENTS AT END OF PERIOD	$964.5	19,242.1	19,164.8

DERIVATIVES POSITION REPORT

Fourth Quarter 2020

Thousands of Mexican Pesos, as of Decembre 31, 2020

TYPE OF FINANCIAL INSTRUMENT	OBJECTIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			4Q-2020		3Q-2020		4Q-2020	3Q-2020
Forward Vanilla, KO Fwd and options	Hedge	$379,506	$ 19.95		$ 22.11		$-449,417	$ 14,904	100% in 2021	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn and soybean meal	Hedge	$ 121,184	CORN		CORN		$ 14,342	$ 31,233	100% in 2021
			In USD per Bushel		In USD per Bushel
			month	price	month	price
					Sep-20	$ 3.883
					Dec-20	$ 3.790
			Mar-21	$ 4.840	Mar-21	$ 3.883
					May-21	$ 3.935
					Jul-21	$ 3.973
					Dec-21	$ 3.915

			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
					Dec-20	$ 342.8
			Aug-21	$ 406.9	Aug-21	$ 331.3
			Sep-21	$ 302.6	Sep-21	$ 326.1
			Oct-21	$ 366.4	Oct-21	$ 319.9
			Dec-21	$ 365.3	Dec-21	$ 320.1
					Jan-21	$ 342.1
			Mar-21	$ 429.4	Mar-21	$ 338.5
			May-21	$ 423.4	May-21	$ 334.6
			Jul-21	$ 419.5

Options of Corn	Hedge	$ 92,648	CORN		CORN		$ 14,055	$ 7,724	100% in 2021
			In USD per Bushel		In USD per Bushel
			month	price	month	price

			Mar-21	$ 4.840	Dec-20	$ 3.790
			May-21	$ 4.833	Mar-21	$ 3.883
			Jul-21	$ 4.803

Options of soybean meal	Hedge	$ 138,094	SOYBEAN MEAL		SOYBEAN MEAL		$ 21,970	$ 9,834	100% in 2021
			In USD per ton		In USD per ton
			month	price	month	price
			Jan-21	$ 434.4	Jan-21	$ 342.1
			Mar-21	$ 429.4	Mar-21	$ 338.5
			May-21	$ 423.4	May-21	$ 334.6
			Jul-21	$ 419.5	Jul-21	$ 334.2

-The total financial instruments do not exceed 5% of total assets as of December 31, 2020.

-The notional value represents the net position as of December 31, 2020 at the exchange rate of Ps. 19.95 per one dollar.

-A negative value means an unfavorable effect for the Company.

Fourth Quarter 2020

Thousands of Mexican Pesos, as of Decembre 31, 2020	PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
Reference Value (1)
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forward Vanilla, KO Fwd and options	-$ 449,417	$ 19.45	$ 20.45	$ 20.95	Direct	-$ 608,770	-$ 290,063	-$ 130,709
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	$ 14,342	$ 4.598	$ 5.082	$ 5.324	The effect will materialize as the inventory is consumed	$ 8,249	$ 20,434	$ 26,526
Futures of Soybean Meal: (2)		$ 412.7	$ 456.1	$ 477.8
Options for Corn	$ 14,055	$ 4.598	$ 5.082	$ 5.324		$ 11,353	$ 16,756	$ 19,457
Options of Soybean Meal	$ 21,970	$ 412.7	$ 456.1	$ 477.8		$ 18,315	$ 25,624	$ 29,279

(1)	The reference value is the exchange rate of Ps. $19.95 per USD as of December 31, 2020.
(2)	The reference values are; the future of corn for Mar 2021, $4.840 USD/bushel and the future of soybeanmeal for Jan 2021, $434.40USD/ton.

'All the evaluations are performed according with the corresponding future, here only the first month futures are shown.

(3)	The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.

'-A negative value means an unfavorable effect for the Company.

Fourth Quarter 2020

Thousands of Mexican Pesos, as of Decembre 31, 2020	STRESS SCENARIO

TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
		Reference Value
		-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forward Vanilla, KO Fwd and options	-$ 449,417	$ 9.98	$ 14.96	$ 24.94	$ 29.93	Direct	-$ 3,636,489	-$ 2,042,953	$ 1,043,436	$ 2,547,197

CONFERENCE CALL INFORMATION

The Company will host its fourth quarter 2020 earnings call, on Thursday, February 4th, 2020. The earnings call will take place at 9:00 am Central Time (10:00 am ET).

Toll free in the U.S.: 1 (888) 771-4371

Toll free in Mexico: 001 866 779 0965

A current list of available local and international free phone telephone numbers:

http://web.meetme.net/r.aspx?p=12&a=UtgoiLgDInnCqm

Confirmation Number: 50081022

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 80 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 28,000 people.

The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management’s current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

IR contact information:
maria.jaquez@bachoco.net
andrea.guerrero@bachoco.net
T. +52(461)618 3555